May 2, 2006
Mr. Max Webb
Ms. Kathleen Krebs
Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Burger King Holdings, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed April 24, 2006 File No. 333-131897
Dear Mr. Webb, Ms. Krebs and Mr. Bennett:
     This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated May 1, 2006 (the “Comment Letter”) regarding the above-referenced Amendment No. 2 (“Amendment No. 2”) to the registration statement on Form S-1 of Burger King Holdings, Inc. (the “Registrant”) filed on April 24, 2006 (the “Registration Statement”). In conjunction with this letter, the Registrant is filing via EDGAR, for review by the Staff, Amendment No. 3 (“Amendment No. 3”) to the Registration Statement.
     As previously discussed with Mr. Bennett, please find enclosed three copies of Amendment No. 3 marked to show changes from Amendment No. 2. The changes reflected in Amendment No. 3 include those made in response to the comments of the Staff in the Comment Letter and other changes that are intended to update, clarify and render the information complete.
     Set forth below are responses to the Staff’s comments numbered 1 through 9, as set forth in the Comment Letter. Page references in this letter correspond to the page numbers in the marked copy of Amendment No. 3.

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Summary Consolidated Financial and Other Data, page 8
1.	Expand footnote (5) on page 11 to disclose why there is an impact to total assets, total liabilities, and to disclose how the adjustment amount was calculated for the impact to equity. Alternatively, provide this requested expansion in the Capitalization table disclosures on page 30.

The Registrant has revised the footnote to disclose the impact of the management termination fee to the financial statements and also added a cross reference to the Liquidity section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations, where the financial statement impact of the realignment of the European and Asian businesses is discussed. See page 10.
Burger King Holdings Inc. 2006 Omnibus Incentive Plan, page 107
2.	We note your disclosure that you intend to grant stock options to a limited number of selected employees, including your named executive officers, at the effective time of this offering with an exercise price equal to the initial public offering price, and that you have agreed to grant restricted shares or restricted units to Mr. Chidsey at the effective time of this offering. Disclose the total number of stock options to be granted at the effective time of the offering, if practicable, along with the fair value assigned to the 8,000 restricted shares or units to be granted to Mr. Chidsey. In addition, in reference to Note 11 to the March 31, 2006 interim financial statements, supplementally identify for us the senior officer who was granted the 2,000 restricted stock units and tell us how you determined the fair market value. As communicated in prior comment 18 of our letter to you dated April 7, 2006, we may have further comment on your supplemental responses and disclosures of stock options, after you include the IPO pricing and share information in a subsequent amendment, prior to effectiveness of the Registration Statement.

The Registrant has revised Amendment No. 3 in response to the Staff’s comment. See page 106. The Registrant supplementally informs the Staff that the 52,692 restricted stock units (2,000 restricted stock units before giving effect to the Registrant’s stock split) were granted on November 15, 2005 to Mr. Peter Tan when he joined the Registrant as President, Asia Pacific, at a price per share of $10.25, or $270 before giving effect to the Registrant’s stock split.

As detailed in the Registrant’s response to Comment 59 in the Registrant’s letter to the Staff dated March 28, 2006, the fair value of these restricted stock units, and all other restricted stock units and stock options granted in the fiscal quarters ended September 30, 2005 and December 31, 2005, was based on a third party appraisal valuation performed by Duff & Phelps (as successor to Standard & Poor’s Corporate Value Consulting) in August 2005. The Duff and Phelps valuation included an analysis under multiple valuation approaches including the discounted cash flow approach which was supported

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by a market-based approach yielding a stock price of $10.25 per share, or $270 per share before giving effect to the Registrant’s stock split.
Financial Statements
March 31, 2006 Interim Financial Statements
3.	Refer to Note 10. Tell us how you determined the precise amount of the charge to retained earnings ($100 million) and of the liquidating dividend ($65.61 per share).

The Registrant recorded a cash dividend of $100 million as a reduction to retained earnings, an amount which represented the cumulative retained earnings through the date of the February 2006 dividend and the remaining amount of $267 million was recorded as a reduction to additional paid in capital. The Registrant has expanded the disclosure in response to the Staff’s comment. See page F-11.

4.	As a related matter, when dividends are to be paid from the proceeds of an offering we believe it is appropriate to include pro forma per share data giving effect to the number of shares whose proceeds were to be used to pay the dividend. A similar presentation is appropriate when dividends exceed earnings in the current year. Please revise to provide such information for the latest year and interim period only. Refer to SAB Topic l-B-3 for guidance and revise or advise. Pro forma per share data included in your Summary and Selected Financial Data Tables should be expanded as well. The pro forma per share presentation currently included in these tables (footnote 3) should continue to be included but should be captioned “Adjusted pro forma” or in a similar manner.

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages 10, 36, F-9 and F-36.

5.	Refer to Note 15. Please correct the reference from FAS 123I-4 to that of 123(R)-4

The Registrant has revised the disclosure to comply with the Staff’s comment. See pages F-16 and F-17.

6.	Also in regard to Note 15, you indicate that you currently apply the minimum value method of accounting in the preparation of your pro forma disclosure under SFAS 123. Please note that the minimum value method may only be used by a nonpublic entity. Under Appendix E of SFAS 123, an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered to be a “public entity.” For that reason, use of the minimum value method would not appear to be appropriate for awards granted on or after February 16, 2006. Please confirm that your accounting complies with this guidance or revise, as appropriate.

The Registrant’s accounting for awards between the date the registration statement was filed (February 16, 2005) and date of adoption of FAS 123(R) (July 1, 2006) follows the

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modified prospective method, as required by FAS 123(R). The Registrant has expanded the footnote disclosure in response to the Staff’s comment. See page F-16.
7.	Refer to Note 16. Please disclose the financial impact of accelerating the vesting of the 22,968 shares.

The Registrant has revised the disclosure to comply with the Staff’s comment. See page F-17.
Age of Financial Statements
8.	Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

The Registrant will continue to comply with the financial statement updating requirements of Rule 3-12 of Regulation S-X.
Accountants’ Consents
9.	Amendments should contain currently dated accountants’ consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Amendment No. 3 contains, and future amendments will contain, a currently dated accountants’ consent and the Registrant acknowledges its obligation to retain manually signed consents under Rule 402 of Regulation C. See Exhibit 23.1.

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     We are grateful for your assistance in this matter. Please do not hesitate to call me at 212-450-4500, or my colleagues Deanna Kirkpatrick at 212-450-4135 and Christopher Schell at 212-450-4011, with any questions you may have with respect to the foregoing.
     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,
/s/ JEFFREY SMALL
Jeffrey Small

cc w/ encl.:	Beverly Singleton
Securities and Exchange
Commission

cc w/o encl.:	Anne Chwat, Esq.
Burger King Holdings, Inc.

Philip Smith
KPMG LLP

William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP